FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 29, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP PLC

Redemption of Non-Cumulative Sterling Preference Shares, Series 1

29 November 2018

The Royal Bank of Scotland Group plc ("RBSG") has given notice to the holder of the redemption on 31 December 2018 (the "Sterling Preference Shares Redemption Date"), in whole, of the Non-cumulative Sterling Preference Shares, Series 1 (ISIN: GB00B2825B77), amount outstanding £54,442,000 (the "Sterling Preference Shares"), at the redemption price of £1,000.00 per Sterling Preference Share, plus accrued dividends for the current dividend period to, and including, the Sterling Preference Shares Redemption Date, which dividend shall equal £7.89 per Sterling Preference Share.  The Sterling Preference Shares will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons shall become void for any purpose, as from the Sterling Preference Shares Redemption Date.

An application will be made to the U.K. Financial Conduct Authority, in its capacity as the U.K. Listing Authority, to cancel the listings of the Sterling Preference Shares on the Official List of the U.K. Listing Authority. An application will also be made to the London Stock Exchange for the cancellation of the trading in the Sterling Preference Shares on the London Stock Exchange's main market for listed securities.

The redemption amount with respect to the Sterling Preference Shares shall be paid out of distributable reserves of RBSG.

The Royal Bank of Scotland Group plc:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 131 626 1329

MAR

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Scott Forrest for The Royal Bank of Scotland Group.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 November 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary